SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Telesystem International Wireless Inc.

(Translation of registrant’s name into English)

1250 René-Lévesque Street West, 38th floor,

Montreal, Quebec H3B 4W8 Canada

(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F  ☒

40-F  ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐

No  ☒

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto is the Underwriting Agreement dated March 18, 2003 entered into among BMO NESBITT BURNS INC., J.P. MORGAN SECURITIES INC., LAZARD FRÈRES & CO. LLC, TD SECURITIES INC., TELESYSTEM INTERNATIONAL WIRELESS INC., U.F. INVESTMENTS (BARBADOS) LTD., JPMP TIW EH, LP, J.P. MORGAN PARTNERS (BHCA), L.P., AOF INVESTMENT N.V., CAIP INVESTMENT N.V., CEA INVESTMENT N.V., EEIF MELVILLE B.V., EEIF CZECH N.V., EMERGING EUROPE INFRASTRUCTURE FUND C.V. and TELESYSTEM LTD.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By: /s/ Margriet Zwarts

Name: Margriet Zwarts Title: General Counsel and Secretary

Date: March 19, 2004

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Underwriting Agreement dated March 18, 2003 entered into among BMO NESBITT BURNS INC., J.P. MORGAN SECURITIES INC., LAZARD FRÈRES & CO. LLC, TD SECURITIES INC., TELESYSTEM INTERNATIONAL WIRELESS INC., U.F. INVESTMENTS (BARBADOS) LTD., JPMP TIW EH, LP, J.P. MORGAN PARTNERS (BHCA), L.P., AOF INVESTMENT N.V., CAIP INVESTMENT N.V., CEA INVESTMENT N.V., EEIF MELVILLE B.V., EEIF CZECH N.V., EMERGING EUROPE INFRASTRUCTURE FUND C.V. and TELESYSTEM LTD.